SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 12, 2007, of Rule 2.10 Announcement

12 April 2007

Scottish Power plc ("ScottishPower")

Rule 2.10 Announcement

Relevant Securities in Issue

ScottishPower  announces,  in  accordance  with  Rule  2.10 of the City  Code on
Takeovers and Mergers,  that as at the close of business on 11 April 2007 it had the following securities in issue:

Ordinary share capital 1,489,509,245 shares of 42p each ("ordinary shares").

The ISIN reference number for these securities is GB00B125RK88.

US$  perpetual  subordinated  convertible  bonds  US$700  million  in  aggregate
("convertible  bonds").  The ISIN  reference  numbers for these  securities  are
XS0171162075 (Reg S) and XS0171196727 (144a).

Dealing Disclosure Requirements

Under the  provisions  of Rule 8.3 of the  Takeover  Code (the  "Code"),  if any
person is, or becomes "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of ScottishPower, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative  referenced  to, any such  "relevant  securities")  must be  publicly disclosed  by no later than  3.30pm  (London  time) on the London  business  day following the date of the relevant  transaction.  This requirement will continue until the date on which the offer becomes,  or is declared,  unconditional as to acceptances,  lapses or is otherwise  withdrawn  or on which the "offer  period"
otherwise ends. If two or more persons act together  pursuant to an agreement or
understanding,   whether  formal  or  informal,  to  acquire  an  "interest"  in
"relevant"  securities"  of  ScottishPower,  they  will be deemed to be a single person for the purpose of Rule 8.3.

Under  the  provision  of Rule 8.1 of the  Code,  all  "dealings"  in  "relevant securities" of ScottishPower,  or by any of their respective "associates",  must be disclosed by no later than 12.00 noon  (London  time) on the London  business day following the date of the relevant transaction.

A  disclosure  table,  giving  details  of  the  companies  in  whose  "relevant securities" "dealings" should be disclosed, and the number of such securities in
issue,    can    be    found    on   the    Takeover    Panel's    website    at
http://www.thetakeoverpanel.org.uk/.

"Interests in  securities"  arise,  in summary,  when a person has long economic
exposure,   whether  conditional  or  absolute,  to  changes  in  the  price  of securities.  In particular,  a person will be treated as having an "interest" by virtue of the ownership or control of securities,  or by virtue of any option in respect of, or derivative referenced to securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's  website.  If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 12, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary